BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2024

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2024

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Financial Position U.S. dollars in thousands

	Notes	As at June 30, 2024	As at December 31, 2023
Assets
Current assets
Cash and cash equivalents		$ 5,168	$ 5,355
Trade accounts receivable		905	808
Other accounts receivable		614	423
Inventory		2,568	2,466
Total current assets		9,255	9,052

Non-current
Restricted cash		401	179
Property and equipment, net	3,4	17,358	5,771
Total non-current assets		17,759	5,950
Total assets		$ 27,014	$ 15,002

Liabilities
Current liabilities
Trade accounts payable		$ 4,043	$ 1,778
Other accounts payable		3,395	3,172
Derivative liability - warrants	8	-	526
Convertible loans	7	1,164	20,533
Accrued liabilities		336	458
Total current liabilities		8,938	26,467

Non-current liabilities
Lease liability	3	9,224	1,425
Liability to Agricultural Research Organization		2,150	1,963
Total non-current liabilities		11,374	3,388

Shareholders’ deficit
Share capital and premium	5	97,475	68,652
Accumulated deficit		(90,773)	(83,505)
Total Shareholders’ equity (deficit)		6,702	(14,853)

Total liabilities and shareholders’ equity deficit		$ 27,014	$ 15,002

Going concern (Note 1C)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statement.

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss U.S. dollars in thousands, except per share data

	Three-months period ended June 30,		Six-months period ended June 30,
	2024	2023	2024	2023
Revenues	$ 6,027	2,750	$ 11,371	4,913
Cost of revenues	2,925	1,644	5,266	3,015
Gross profit	3,102	1,106	6,105	1,898

Operating expenses
Research and development expenses	1,088	812	2,122	1,423
Sales and marketing expenses	2,812	1,851	5,376	3,692
General and administrative expenses	978	1,318	1,807	2,193
Total operating expenses	4,878	3,981	9,305	7,308

Loss from operations	1,776	2,875	3,200	5,410
Finance expenses	378	159	4,117	302
Finance income	(1,467)	(184)	(49)	(2,110)
Net loss before tax	$ 687	2,850	7,268	3,602
Net loss and comprehensive loss	$ 687	2,850	$ 7,268	$ 3,602

Basic and diluted loss per share	(0.04)	*(0.21)	*(0.48)	*(0.27)
Weighted average number of shares outstanding	16,348,802	*(13,418,231)	*(15,047,396)	*(13,362,576)

(*) Restated for giving effect to the reverse stock split (see also Note 5b)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) U.S. dollars in thousands

For the six-months period ended June 30, 2024:

	Note	Number of shares	Share capital and premium	Accumulated deficit	Total
Balance, January 1, 2024		13,676,798	$68,652	$(83,505)	$(14,853)
Exercise of options and warrants by employees and consultants	5,6	106,132	408	-	408
Share based compensation		-	328	-	328
Conversion of convertible loans into common shares	5,7,8	2,940,882	20,527	-	20,527
Issuance of warrants	5,8	-	2,296	-	2,296
Reclassification of warrants	7,8	-	934	-	934
Issuance of units of securities	5	603,904	4,330	-	4,330
Net loss and comprehensive loss for the period		-	-	(7,268)	(7,268)
Balance, June 30, 2024		17,327,716	$97,475	$(90,773)	$6,702

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) U.S. dollars in thousands

For the six-months period ended June 30, 2023

	Number of shares (*)	Share Capital and Premium	Accumulated deficit	Total
Balance, January 1, 2023	13,163,504	$65,012	$(70,941)	$(5,929)
Exercise of options and warrants by employees and consultants	103,418	403	-	403
Share based compensation	-	414	-	414
Conversion of convertible loans into common shares	407,019	2,557	-	2,557
Net loss and comprehensive loss for the period	-	-	(3,602)	(3,602)
Balance, June 30, 2023	13,673,941	$68,386	$(74,543)	$(6,157)
Share based compensation	-	250	-	250
Share issuance in lieu of cash fees	2,857	16	-	16
Net loss and comprehensive loss for the period	-	-	(8,962)	(8,962)
Balance, December 31, 2023	13,676,798	$68,652	$(83,505)	$(14,853)

(*) Restated for giving effect to the reverse stock split (see also Note 5b)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

BioHarvest Sciences Inc. Unaudited Interim Condensed Consolidated Statements of Cash Flows U.S. dollars in thousands

		Six-months period ended June 30,
	Note	2024	2023

Cash flows from operating activities:
Net loss for the period		$ (7,268)	$ (3,602)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		559	407
Fair value adjustments of derivative liability - convertible loans		3,453	(2,055)
Fair value adjustments of derivative liability - warrants		408	-
Interest and re-assessment on liability to Agricultural Research Organization, net		187	191
Finance income, net		(13)	(43)
Share based compensation (including cash-settled share-based payment)		328	313
Changes in operations assets and liabilities:
Change in trade accounts receivable		(97)	(42)
Change in other accounts receivable		(191)	164
Change in inventory		(102)	(615)
Changes in trade accounts payable, other accounts payable and accrued liabilities		238	809
Cash used in operations		(2,498)	(4,473)
Interest paid		(38)	(60)
Net cash used in operating activities		(2,536)	(4,533)

Cash flow from investing activities:
Purchase of property and equipment		(1,930)	(743)
Deposit of restricted cash for bank guarantee, net of drawing		(225)	-
Net cash used in investing activities		(2,155)	(743)

Cash flow from financing activities:
Payments of lease liabilities	3	(248)	(179)
Exercise of options		408	403
Net proceeds from issuance of units of securities	5	4,330	-
Proceeds from issuance of Convertible loans	7	-	5,140
Net cash provided by financing activities		4,490	5,364

Exchange rate differences on cash and cash equivalents		14	(12)
Increase (Decrease) in cash and cash equivalents		(201)	88
Cash and cash equivalents at the beginning of the period		5,355	1,736
Cash and cash equivalents at the end of the period		$ 5,168	$ 1,812

Significant non-cash transactions:
Conversion of convertible loans into common shares and warrants		20,527	2,557
Purchase of property in installment agreement		1,995	-
Recognition of right of use assets and lease liabilities		8,648	-

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL:

A.The Company:

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”), together with its wholly owned subsidiaries was incorporated under the Business Corporations Act of British Columbia on April 19, 2013. The Company fully owns BioHarvest Ltd., (“BioHarvest”), a company incorporated in Israel, and Superfood Nutraceuticals Inc., (“Superfood”) a company incorporated in Delaware, USA.

BioHarvest was incorporated in January 2007 and commenced its activity in July 2007.

In July 2014, BioHarvest Ltd incorporated a Delaware based wholly owned subsidiary, BioHarvest Inc (“BioHarvest Inc”).

On October 28, 2020, BioHarvest Sciences incorporated a Delaware based wholly owned subsidiary, Superfood Nutraceuticals Inc. (“Superfood”).

The Company is publicly traded on the Canadian Securities Exchange under the symbol BHSC, on the OTC under the symbol CNVCF and on the Frankfurt Stock Exchange under the symbol 8MV, the Munich Stock Exchange under the symbol “8MV”, the Stuttgart Stock Exchange under the symbol “CA09076J1084.SG” and the Tradegate Exchange under the symbol “8MV”.

The official address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

Description of Business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, at an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is the only non-genetically modified organism platform that can produce plant cells with significantly higher concentrations of active ingredients (as compared to those that are produced naturally), as well as extremely high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven therapeutic solutions through two business units:

1.The Products Business Unit, comprises:

a)Nutraceuticals: Research, development, manufacturing, marketing and sales of science-based therapeutic nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

b)Cosmeceuticals: Research and development for future manufacturing, marketing and sales of science-based therapeutic cosmeceutical solutions; and

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 1 - GENERAL (Continued):

2.The CDMO Services Business Unit comprising a Contract Development and Manufacturing Operation (“CDMO”) that offers customers from the pharmaceutical, cosmeceutical, nutraceutical and nutrition industries the development and future manufacturing of specific plant-based active molecules, via an end-to-end service agreement.

B.War in Israel:

The Company manufacturing facility and offices are located in Israel. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel declared war against Hamas and the Israeli military began to call-up reservists for an active duty. At the same time, and because of the declaration of war against Hamas, the clash between Israel and Hezbollah in Lebanon has escalated and there is a possibility that it will turn into a greater regional conflict in the future. As of the date of these Financial Statements, these events have had no material impact on the Company’s operations.

C.Going concern:

The Company has incurred losses from operations since its inception. As at June 30, 2024, the Company has an accumulated deficit of $90,773. The Company generated negative cash flows from operating activities of $2,536 and a loss in the amount of $7,268 for the six months ended June 30, 2024. As at the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient sales to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The company’s management believes that the company will fund near term anticipated activities based on proceeds from capital fund raising and future revenues.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying unaudited interim condensed consolidated financial statements of the Company were authorized for issue by the Board of Directors in August 29, 2024.

NOTE 2 - BASIS OF PREPARATION:

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) and Interpretations (collectively IFRS). These interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting.

This interim condensed consolidated financial information does not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2023. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2023, are applied consistently in these interim consolidated financial statements.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 2 - BASIS OF PREPARATION (Continued):

New IFRSs adopted in the period

The following amendments are effective for the period beginning January 1, 2024:

a)Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7); These amendments have no effect on the measurement or presentation of any items in the Interim Condensed Consolidated Financial Statements of the Company but affect the disclosure of accounting policies of the Company.

b)Lease Liability in a Sale and Leaseback (Amendments to IFRS 16); These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

c)Classification of Liabilities as Current or Non-Current (Amendments to IAS 1); These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

d)Non-current Liabilities with Covenants (Amendments to IAS 1). These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures, referred to as management-defined performance measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve the entities’ reporting of financial performance and give investors a better basis for analyzing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027. The Company is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to December 31, 2023, that the Company has decided not to adopt early. The Company is currently assessing the impact of these new standards, interpretations and amendments. The Company does not believe that the standards, interpretations and amendments will have a material impact on the financial statements once adopted.

NOTE 3 - LEASES:

The Company leases several facilities in Israel from which it operates. The Company also leases certain items of property and equipment which contain a lease of vehicles.

All leases are stated in Israeli New Shekel (“NIS” or “ILS”) and accounted for by recognizing a right-of-use asset and a lease liability except for:

a)Leases with low value assets; and

b)Leases with a duration of 12 months or less.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 3 – LEASES (Continued):

In April 2024, the Company entered into a lease agreement for leasing approximately 10,300 square meters facility in Yavne, Israel (“Yavne 2 facility”) from April 1, 2024, until September 30, 2030, subject to 2 extension options for an additional 5 years each. The average monthly fees are NIS 327 ($88), including an annual increase and other adjustments, subject to the Consumer Price Index published by the Israeli Central Bureau of Statistics.

As of June 30, 2024, the Company believe it’s probable the 2 extension options for an additional total of 10 years will be exercised.

On April 1, 2024, the Company recorded a right-of-use asset and lease liability with carrying amount of $8,648 and using an incremental borrowing rate of 9% per annum.

NOTE 4 - PROPERTY AND EQUIPMENT:

In April 2024, the Company entered into an equipment purchase agreement for purchasing 12 GMP (Good manufacturing practices standards) cleanrooms, laboratory spaces and offices. The equipment purchase price was approximately $3,532.

NOTE 5 - SHARE CAPITAL:

	Number of shares (*)
	June 30, 2024	December 31, 2023
	Issued and outstanding	Issued and outstanding
Common shares	17,327,716	13,676,798

(*) Restated for giving effect to the reverse stock split (see also Note 5b)

a)The Company is authorized to issue an unlimited number of common shares.

b)On May 27, 2024, the Company’s shareholders approved a 35-for-1 share consolidation, (hereinafter referred to as the 35:1 Share Consolidation) of the Company’s common shares pursuant to which the holders of the Company’s common shares received one common share for every 35 common shares held. The 35:1 Share Consolidation was approved by the Canadian Securities Exchange and is effective from June 3, 2024. All common shares (issued and unissued) were consolidated on the basis that every 35 common shares of no-par value were consolidated into 1 common share of no-par value.

c)On June 28, 2024 the Company completed a private placement financing by issuing 603,904 units at a price of $7.17 per unit. Each unit consists of one common share of the Company and one quarter (1/4) of one $7.68 warrant and one quarter (1/4) of one $11.52 warrant. Each whole $7.68 warrant will entitle the holder to purchase one common share and is exercisable for a period of 6 months. Each whole $11.52 warrant will entitle the holder to purchase one common share and is exercisable of a period of 18 months. The total proceeds from the private placement were $4,330. The increase in share capital and premium as a result of this transaction is $4,330.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 5 - SHARE CAPITAL (Continued):

d)During the six-months period ended June 30, 2024, the Company issued 2,940,882 common shares as a result of the conversion of convertible loans. Based on the terms of the convertible loans, upon conversion, the Company also issued 1,359,216 early exercise warrants with an exercise price of $7.77. 1,178,501 warrants are exercisable until October 30, 2025, and 180,715 are exercisable until December 22, 2025 (see Notes 7a, 7b, 7c). The increase in share capital and premium as a result of this transaction is $20,527.

e)During the six-months period ended June 30, 2024, the Company issued 106,132 common shares as a result of the exercise of options. The increase in share capital and premium as a result of this transaction is $408.

f)The following table summarizes information about the warrants outstanding as at June 30, 2024:

	Warrants Outstanding
June 30, 2024 (*)	Exercise Price (*)	Expiry Date
518,174	$7.77	October 30, 2025
150,978	$11.52	December 28, 2025
150,978	$7.68	December 28, 2024
1,178,501	$7.77	October 30, 2025
180,715	$7.77	December 22, 2025
2,179,346	-	-

(*) Restated for giving effect to the reverse stock split (see also Note 5b)

NOTE 6 - SHARE BASED COMPENSATION:

a)Options granted under the Company’s 2008 Israeli Share Option Plan (“Plan”) are exercisable within 10 years from the date of grant upon payment of the exercise price as indicated in the Plan.

b)On February 20, 2024, the Company granted employees and consultants 2,857 options to purchase shares of the Company at CAD 7.875 ($5.95) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 2-year period. The total value of the options granted is CAD 11 ($8).

c)On February 20, 2024, the Company granted employees and consultants 13,600 options to purchase shares of the Company at CAD 7.875 ($5.95) per share under the Company’s share option plan. The options will be exercisable for a 2-year period. The options will vest immediately in May 2024. The total value of the options granted is CAD 24 ($18).

d)On March 22, 2024, the Company granted employees and consultants 47,144 options to purchase the Company’s shares at CAD 9.975 ($7.35) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. 11,429 options will vest quarterly over a 2-year period, 32,287 options will vest quarterly over a 3-year period, 2,857 options will vest quarterly over a 1-year period, 571 options will vest over a 18-months period. The total value of the options granted is CAD 237 ($175).

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 6 - SHARE BASED COMPENSATION (Continued):

e)On March 22, 2024, the Company granted employees and consultants 22,857 options to purchase the Company’s shares at CAD 9.975 ($7.35) per share under the Company’s share option plan. The options will be exercisable for a 3-year period. 14,286 options will vest quarterly over a 2.75-year period after a 3-months period from the date of the grant and 8,571 options will vest monthly over a 2.5-year period after a 6-months period from the date of the grant. The total value of the options granted is CAD 77 ($57).

f)On April 26, 2024, the Company granted employees and consultants 8,571 warrants to purchase the Company’s shares at CAD 9.1 ($6.65) per share under the Company share option plan. The warrants will be exercisable for 2-year period. The total value of the warrants granted is CAD 24 ($18).

g)On April 26, 2024, the Company granted employees and consultants 20,000 restricted share units (“RSU”) under the Company’s Restricted Share Units plan with an expiry date of December 31, 2024. The RSU vesting is subject to the performance condition of achieving the Company’s specified targets in 2024.

h)On May 31, 2024, the Company granted employees and consultants 16,429 options to purchase the Company’s shares at CAD 8.925 ($6.65) per share under the Company’s share option plan. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 75 ($55).

i)The following table summarizes information regarding expenses relating to share-based compensation:

	Three months ended June 30, 2024	Six months ended June 30, 2024	Three months Ended June 30, 2023	Six months Ended June 30, 2023
Equity settled compensation	194	328	189	414
Cash settled compensation	-	-	-	(101)
	194	328	189	313

j)A summary of activity related to options granted to purchase the Company’s shares under the Company’s share option plan is as follows:

	June 30, 2024		December 31, 2023
	Number of Options	Weighted Average Exercise Price (*)	Number of Options (*)	Weighted Average Exercise Price (*)
Options outstanding at beginning of period	1,807,456	6.15	1,783,466	6.65
Changes during the period:
Options granted	102,887	6.91	193,070	5.95
Options exercised	(106,132)	3.85	(103,418)	3.85
Options forfeited (**)	(7,523)	6.28	(65,662)	7.35
Options outstanding at the end of the period (***)	1,796,688	6.33	1,807,456	6.15
Options exercisable at end of period	1,549,246		1,578,131

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 6 - SHARE BASED COMPENSATION (Continued):

(*)Restated for giving effect to the reverse stock split (see also Note 5b).

(**)During the six-months period ended June 30, 2024, 7,523 options were forfeited due to termination of employment.

(***)The options outstanding at June 30, 2024, had a weighted-average contractual life of 6.8 years (December 31, 2023: 7.24 years).

The following table summarizes information about the options outstanding as at June 30, 2024:

	Options Outstanding		Options Exercisable
at June 30, 2024 (*)	Exercise Price (*)	Expiry Date	at June 30, 2024 (*)
517,091	$3.57 (CAD 4.90)	June 9, 2030	517,091
4,286	$3.83 (CAD 5.25)	June 10, 2030	4,286
354,572	$3.83 (CAD 5.25)	July 29, 2030	354,572
20,001	$3.83 (CAD 5.25)	September 10, 2030	20,001
27,143	$.345 (CAD 4.72)	November 9, 2030	27,143
77,001	$4.85 (CAD 6.65)	December 23, 2030	77,001
19,000	$9.19 (CAD 12.60)	January 12, 2031	19,000
4,572	$10.9 (CAD 15.05)	January 29, 2031	4,572
7,600	$12.76 (CAD 17.5)	February 8, 2031	7,600
171,429	$16.85 (CAD 23.10)	February 25, 2031	171,429
25,143	$13.00 (CAD 17.85)	March 22, 2031	25,143
6,944	$11.48 (CAD 15.75)	July 9, 2031	6,468
19,999	$8.68 (CAD 11.90)	October 8, 2031	16,856
11,429	$8.80 (CAD 12.07)	October 21, 2031	9,524
1,806	$10.20 (CAD 14.00)	October 29, 2031	1,568
24,286	$9.57 (CAD 13.30)	November 29, 2031	20,477
13,772	$8.92 (CAD 12.25)	March 22, 2032	12,058
8,287	$8.68 (CAD 11.90)	May 6, 2032	5,525
38,856	$6.13 (CAD 8.40)	July 4, 2032	24,670
857	$5.87 (CAD 8.05)	July 8, 2032	857
150,109	$8.17 (CAD 11.20)	September 9, 2032	139,871
4,143	$7.15 (CAD 9.80)	October 21, 2032	4,000
11,000	$7.40 (CAD 10.15)	February 3, 2033	5,000
10,000	$5.60 (CAD 7.70)	March 10, 2033	6,250
52,858	$6.64 (CAD 9.10)	April 20, 2033	23,254
11,428	$5.30 (CAD 7.35)	June 1, 2033	5,714
8,571	$4.34 (CAD 5.95)	August 17, 2033	2,143
83,047	$5.10 (CAD 7.00)	December 7, 2033	16,858
8,571	$5.36 (CAD 7.35)	December 14, 2033	1,429
13,600	$5.95 (CAD 7.88)	February 20, 2026	13,600
2,857	$5.95 (CAD 7.88)	February 20, 2034	357
8,571	$7.35 (CAD 9.98)	March 22, 2027	-
14,286	$7.35 (CAD 9.98)	June 22, 2027	-
47,144	$7.35 (CAD 9.98)	March 22, 2034	4,929
16,429	$6.65 (CAD 8.93)	May 31, 2034	-
1,796,688			1,549,246

(*) Restated for giving effect to the reverse stock split (see also Note 5b)

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 6 - SHARE BASED COMPENSATION (Continued):

Warrants

k)A summary of activity related to warrants granted to purchase the Company’s shares, accounted for as share based compensation, is as follows:

	June 30, 2024		December 31, 2023
	Number of Warrants	Weighted Average Exercise Price (*)	Number of Warrants (*)	Weighted Average Exercise Price (*)
Warrants outstanding at the beginning of the period	64,986	7.7	1,429	9.45
Changes during the period:
Issuance of warrants	8,571	6.65	64,986	7.7
Expired	-	-	(1,429)	9.45
Warrants outstanding at the end of the period	73,557	7.57	64,986	7.7

(*) Restated for giving effect to the reverse stock split (see also Note 5b)

The following table summarizes information about the warrants outstanding as at June 30, 2024:

Warrants Outstanding
Number Outstanding (*)	Exercise Price (*)	Expiry Date
64,986	$7.7 (CAD 10.5)	October 25, 2025
8,571	$6.65 (CAD 9.1)	April 26, 2026
73,557

(*) Restated for giving effect to the reverse stock split (see also Note 5b)

NOTE 7 - CONVERTIBLE LOANS:

A.Convertible loan A:

In April 2022, the Company signed an agreement (“the Agreement”) with certain lenders (the “Lenders”), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the “Convertible Loan”) with aggregate principal amounts of $7,658 (CAD 10,034) closed in three tranches. The first tranche of $5,308 (CAD 6,878) closed on October13, 2022, the second tranche of $1,950 (CAD $2,613) closed on November 15, 2022, and the third tranche of $400 (CAD 543) closed on December 15, 2022 (“Principal Loan Amount”). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 9% per annum from the closing date (the “Closing Date”) up to and including the date that is 24 months following the Closing Date (the “Second Anniversary”). The Company will pay the Lenders, to the extent such interest is unconverted:

a)any interest accrued up to and including the date that is twelve months following the Closing Date (the “Anniversary”), on the Anniversary; and

b)any interest accrued between and including the dates that are one day following the Anniversary and twenty-four months following the Closing Date (the “Secondary Anniversary”), on the Second Anniversary.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 7 - CONVERTIBLE LOANS (Continued):

A.Convertible loan A (Continued):

The Convertible Loan shall mature on the date that is twenty-four months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be repaid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is the price per share (the “Conversion Price”) that is equal to:

a)CAD 11.20, if the date of the receipt of such Conversion Notice by the Company occurs between and including the Closing Date and the date that is 90 days following the Closing Date.

b)CAD 12.25, if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 91 days following the Closing Date and 180 days following the Closing Date.

c)CAD 13.65, if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 181 days following the Closing Date and 270 days following the Closing Date.

d)CAD 15.40, if the date of the receipt of such Conversion Notice by the Company occurs between and including the date that is 271 days following the Closing Date and the date that is one day prior to the Anniversary; or

e)If the date of the receipt of such Conversion Notice by the Company occurs on or following the Anniversary the Discounted Conversion Price shall be:

•75% of the closing price of the shares, on the principal exchange on which the shares are listed (the “Exchange”), on the date of receipt of the Conversion Notice by the Company (the “Closing Price”) if the Closing Price is CAD 17.50 or less; or

•80% of the Closing Price, if the Closing Price is CAD 17.85 or greater.

In the event that the Discounted Conversion Price is less than CAD 9.10 per share (the “Floor Price”), the Conversion Price will be equal to the Floor Price. In the event that the Discounted Conversion Price is greater than CAD 22.75 per share, the Conversion Price shall not exceed:

•CAD 22.75, if the date of the receipt of such Conversion Notice by the Company occurs between and including the Anniversary and the date that is 90 days following the Anniversary.

•CAD 26.25, if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 91 days following the Anniversary and 180 days following the Anniversary.

•CAD 29.75, if the date of the receipt of such Conversion Notice by the Company occurs between and including the dates that are 181 days following the Anniversary and 270 days following the Anniversary: or

•CAD 33.25, if the date of the receipt of such Conversion Notice by the Company occurs between and including the date that is 271 days following the Anniversary and the date that is one day prior to the Maturity Date.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 7 - CONVERTIBLE LOANS (Continued):

During the six-month period ended June 30, 2024, the company issued 510,888 shares as a result of the conversion of $3,383 (principal and accrued interest) related to the Convertible loan A (see Note 5d).

The Convertible Loan is denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. The conversion rate to common shares is variable as it depends on the Company’s share price prevailing at specific dates on the stock exchange. Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive income (“OCI”). Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the Company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

June 30, 2024
Risk‐free interest rate	4.43%
Expected volatility	50%

Convertible loan A
Balance as of January 1, 2024	4,503
Loss recognized in Profit or loss	5
Conversion of convertible loans (Note 5d)	(3,344)
Balance as of June 30, 2024	1,164

Convertible loan A	As of June 30, 2024	As of December 31, 2023
Carrying amount	1,164	4,503
Amount to be paid at maturity date (principal + accrued interest)	1,236	4,470

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 7 - CONVERTIBLE LOANS (Continued):

B.Convertible loan B:

In March 2023, the Company signed an agreement (“the Agreement”) with certain lenders (the “Lenders”), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the “Convertible Loan”) with aggregate principal amounts of $10,077 (CAD 13,622) closed in two tranches. The first tranche of $8,710 (CAD 11,786) closed on October 30, 2024 and the second tranche of $1,367 (CAD $1,836) closed on December 22, 2024. (“Principal Loan Amount”). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 12% per annum from the closing date (the “Closing Date”) up to and including the date that is 24 months following the Closing Date (the “Second Anniversary”). The Company will pay the Lenders, to the extent such interest is unconverted:

a)any interest accrued up to and including the date that is twelve months following the Closing Date (the “Anniversary”), on the Anniversary; and

b)any interest accrued between and including the dates that are one day following the Anniversary and twenty-four months following the Closing Date (the “Secondary Anniversary”), on the Second Anniversary.

The Convertible Loan shall mature on the date that is twenty-four months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is the price per share (the “Conversion Price”) that is equal to:

•80% of the closing price of the shares, on the principal exchange on which the shares are listed (the “Exchange”), on the date of receipt of the Conversion Notice by the Company (the “Closing Price”).

•In the event that the Discounted Conversion Price is less than CAD 8.40 per Share (the “Floor Price”), the Conversion Price will be equal to the Floor Price.

•In the event that the Discounted Conversion Price is greater than CAD 26.25 per Share (the “Ceiling Price”), the Conversion Price will be equal to the Ceiling Price.

An investor who invests a minimum amount of CAD 2,700,000 will also receive upon closing an additional warrant (the “Major Investment Warrant”) for each CAD 10.50 invested. Each Major Investment Warrant will be exercisable for a period of 24 months from the Closing Date of the convertible loan to purchase a common share of the Company at CAD 10.50 per share. On October 30, 2023, the Company issued 518,174 Major Investment Warrants. These Warrants were classified as Derivative liability (see Note 8). On March 28, 2024, all Major Investment Warrant holders agreed to convert the exercise price of the warrants from CAD to the equivalent in USD, based on the exchange rate at the dated of the approval of the Canadian Securities Exchange. Since the warrants have an exercise price denominated in US dollars which is the Company’s functional currency, the Company reclassified the Major Investment Warrants as an equity instrument.

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 7 - CONVERTIBLE LOANS (Continued):

B.Convertible loan B (Continued):

As an incentive for early conversion, any investor who converts their investment amount within 12 months following the Closing Date of the convertible loan will receive a warrant for each CAD 10.50 converted (the “Early Conversion Warrant”). Each Early Conversion Warrant will be exercisable to purchase a common share of the Company at an exercise price of CAD 10.50 per share for a period expiring on the maturity date of the convertible loan. On March 28, 2024, all Early Conversion Warrant holders agreed to convert the exercise price of the warrants from CAD to the equivalent in USD, based on the exchange rate at the dated of the approval of the Canadian Securities Exchange. Since the warrants have an exercise price denominated in US dollars, which is the Company’s functional currency, the Company reclassified the Major Investment Warrants as an equity instrument.

During the six-month period ended June 30, 2024, the company issued 1,699,018 shares as a result of the conversion of $10,500 (principal and accrued interest) related to the Convertible loan B and 1,359,216 Early Conversion Warrants to purchase shares of the Company at USD 7.77 per share. 1,178,501 warrants will expire on October 30, 2025, and 180,715 warrants will expire on December 22, 2025 (see Note 5d).

The Convertible Loan is denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. The conversion rate to common shares is variable as it depends on the Company’s share price prevailing at specific dates on the stock exchange. Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

The component of fair value changes relating to the company’s own credit risk is recognized in OCI. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

Convertible loan B
Balance as of January 1, 2024	11,727
Loss recognized in Profit or loss	2,548
Conversion of convertible loans (Note 5d)	(14,275)
Balance as of June 30, 2024	-

Convertible loan B	As of June 30, 2024	As of December 31, 2023
Carrying amount	-	11,727
Amount to be paid at maturity date (principal + accrued interest)	-	10,342

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 7 - CONVERTIBLE LOANS (Continued):

C.Convertible loan C:

In April 2023, the Company signed an agreement (“the Agreement”) with certain lenders (the “Lenders”), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the “Convertible Loan”) with aggregate principal amounts of $3,440 (“Principal Loan Amount”). The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 9% per annum from the closing date (the “Anniversary”). The Company will pay the Lenders, to the extent such interest is unconverted any interest accrued up to and including the date that is twelve months following the Closing Date on the Anniversary.

The Convertible Loan shall mature on the date that is twelve months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares in the capital of the Company as constituted on the date hereof (“Shares”) at the Conversion Price.

The conversion price is CAD 7.00 per share (the “Conversion Price”).

During the six-month period ended June 30, 2024, the company issued 730,976 shares as a result of the conversion of $3,764 (principal and accrued interest) related to Convertible loan C (see Note 5d).

The Convertible Loans are denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

The component of fair value changes relating to the company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

The fair value of the Convertible Loans has been determined using the Binomial model. The following assumptions were used to determine the fair value of the Convertible Loans:

Convertible loan C
Balance as of January 1, 2024	4,303
Loss recognized in Profit or loss	900
Conversion of convertible loans (Note 5b)	(5,203)
Balance as of June 30, 2024	-

Convertible loan C	As of June 30, 2024	As of December 31, 2023
Carrying amount	-	4,303
Amount to be paid at maturity date (principal + accrued interest)	-	3,638

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 8 - FINANCIAL INSTRUMENTS - FAIR VALUE MEASUREMENT:

This note provides an update on the judgements and estimates made by the Company in determining the fair values of the financial instruments since the last annual financial report.

The following table summarizes the information about the level 3 fair value measurements:

As at June 30, 2024
Item	Fair value	Valuation technique	Fair value hierarchy level	Significant unobservable inputs
Convertible Loans	1,164	Binomial model	level 3	Volatility of firm’s assets returns*

* A change in the volatility measure by 5% results in a change of +/- $1 of the fair value

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy:

Derivative Liability - Warrants
Balance as of January 1, 2023	-
Issuance of warrants	291
Exercise of warrants	-
Loss recognized in profit or loss	235
Balance as of December 31, 2023	526
Loss recognized in profit or loss	408
Reclassification as an equity instrument (Note 7b)	(934)
Balance as of June 30, 2024	-

Convertible Loans
Balance as of January 1, 2023	8,549
Issuance of convertible loan	13,517
Loss recognized in profit or loss	1,024
Conversion of convertible loans	(2,557)
Balance as of December 31, 2023	20,533
Conversion of Convertible loan (Note 5d)	(22,822)
Loss recognized in Profit or loss	3,453
Balance as of June 30, 2024	1,164

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 8 - FINANCIAL INSTRUMENTS - FAIR VALUE MEASUREMENT (Continued):

Financial instruments not measured at fair value:

Financial instruments not measured at fair value include cash and cash equivalents, restricted cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and Liability to Agricultural Research Organization.

Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable approximates their fair value.

The fair value of Liability to Agricultural Research Organization for June 30, 2024 and December 31, 2023, is not materially different to the carrying amount.

NOTE 9 - RELATED PARTIES TRANSACTIONS:

Related parties including the Company’s CEO, CFO, Chairman of the Board and Directors.

Related party transactions:

	Three months ended June 30, 2024	Six months ended June 30, 2024	Three months Ended June 30, 2023	Six months Ended June 30, 2023
Compensation of key management personnel of the Company:
CEO management fees	87	204	115	238
Chairman management fees	99	231	365	433
CFO management fees	8	15	8	15
Share based payment to CEO	-	-	2	11
Share based payment to Chairman	-	-	61	175
Other related party transactions:
Share based payments	9	11	3	7

Related party balances:

	June 30, 2024	December 31, 2023
Due to CEO	29	29

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 10 - OPERATING SEGMENTS:

Effective January 1, 2024, the Company has two operating segments or business units: the Products business unit and the CDMO Services business unit. In identifying these operating segments, management generally follows the Company service lines representing its main products and services.

Segment description:

1.Products business unit.

oNutraceuticals: Research, development, manufacturing, marketing and sales of science-based therapeutic nutraceutical solutions (capsules, powders, chews and other delivery mechanisms such as coffee, teas and protein bars);

oCosmeceuticals: Research and development for future manufacturing, marketing, and sales of science-based therapeutic cosmeceutical solutions.

2.CDMO Services business unit

Offering customers from the pharmaceuticals, cosmeceuticals, nutraceuticals, and nutrition industries through an end-to-end service agreement for development and manufacturing of specific plant-based active molecules.

Segment information:

	Three months ended June 30, 2024
	Products	CDMO Services	Total
Revenues	5,952	75	6,027
Segment loss	1,475	301	1,776

Finance income, net			(1,089)
Tax expenses			-
Net loss and comprehensive loss			687

	Six months ended June 30, 2024
	Products	CDMO Services	Total
Revenues	11,221	150	11,371
Segment loss	2,724	476	3,200

Finance expense, net			4,068
Tax expenses			-
Net loss and comprehensive loss			7,268

BioHarvest Sciences Inc. Notes to the Unaudited Interim Condensed Consolidated Financial Statements U.S. dollars in thousands, except per share data

NOTE 10 - OPERATING SEGMENTS (Continued):

	Three months ended June 30, 2023
	Products	CDMO Services	Total
Revenues	2,750	-	2,750
Segment loss	2,875	-	2,875

Finance income, net			(25)
Tax expenses			-
Net loss and comprehensive loss			2,850

	Six months ended June 30, 2023
	Products	CDMO Services	Total
Revenues	4,913	-	4,913
Segment loss	5,410	-	5,410

Finance income, net			(1,808)
Tax expenses			-
Net loss and comprehensive loss			3,602

1)Entity wide disclosures of external revenue by location of customers:

	Six months ended June 31,
	2024	2023
Israel	1,059	958
USA	10,312	3,955
	11,371	4,913

	Three months ended June 31,
	2024	2023
Israel	574	475
USA	5,453	2,275
	6,027	2,750

2)Additional information concerning revenues:

There is no single customer from which revenues amount to 10% or more of total revenues reported in the financial statements.